UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 8, 2007

President

National Securities Commission

Dr. Eduardo Hecker

S / D

Re:

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Repurchase of Discount Notes due December 2014 and Par Notes due December 2016.

Dear Sirs,

I am pleased to inform you, in accordance with the relevant governing regulations, that the Company has completed the repurchase of US$ 5,150,000 principal amount of Discount Notes due 2014, which includes US$ 5,000,000 of the Tranche A Notes and US$ 150,000 of the Tranche B Notes. In addition, the Company has completed the repurchase of US$ 9,175,020 principal amount of Tranche B Par Notes due December 2016.

Cordially,

Jaime Javier Barba

EDENOR S.A.

Attorney-In-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 9, 2007